UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC 20549


                          SCHEDULE 13G

           Under the Securities Exchange Act of 1934

                       (Amendment No.  2)


                 Bentley Pharmaceuticals, Inc.
_____________________________________________________________________________
                        (Name of Issuer)

                          Common Stock
_____________________________________________________________________________
                 (Title of Class of Securities)

                           082657107
                   __________________________
                         (CUSIP Number)

                              13G
CUSIP No.  082657107
_____________________________________________________________________________
1.  NAME OF REPORTING PERSON                S.S. OR I.R.S. IDENTIFICATION NO.

    Renaissance Capital Growth and Income Fund III, Inc.   75-2533518
_____________________________________________________________________________
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a)
    (b)
_____________________________________________________________________________
3.  SEC USE ONLY

_____________________________________________________________________________
4.  CITIZENSHIP OR PLACE OF ORGANIZATION
    Texas
_____________________________________________________________________________

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
_____________________________________________________________________________
5.  SOLE VOTING POWER
    800,000 shares
_____________________________________________________________________________
6.  SHARED VOTING POWER
    None
_____________________________________________________________________________
7.  SOLE DISPOSITIVE POWER
    800,000 shares
_____________________________________________________________________________
8.  SHARED DISPOSITIVE POWER
    None
_____________________________________________________________________________
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    800,000 shares
_____________________________________________________________________________
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
    Not applicable
_____________________________________________________________________________
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    9.13%
_____________________________________________________________________________
12. TYPE OF REPORTING PERSON
    IV
_____________________________________________________________________________

ITEM 1.
    (a)  Name of Issuer.
         Bentley Pharmaceuticals, Inc.                            ("Company")

    (b)  Address of Issuer's principal Executive Offices
         4890 West Kennedy Blvd., #400
         Tampa, FL 33609

ITEM 2.

    (a)  Name of Person Filing
         Renaissance Capital Growth and Income Fund III, Inc.       ("Filer")

    (b) Address of principal Business Office or, if none, Residence 8080 North Central Expwy., Suite 210, LB 59
         Dallas, TX 75206-1857

    (c)  Citizenship
         Texas

    (d)  Title of Class of Securities
         Common Stock

    (e)  CUSIP Number
         75966V105

ITEM 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

    (a) ______  Broker or Dealer registered under Section 15 of the Act

    (b) ______  Bank as defined in section 3(a)(6) of the Act

    (c) ______  Insurance Company as defined in section 3(a)(19) of the Act

    (d)   X     Investment Company registered under section 8 of the Investment
        ______  Company Act

    (e) ______  Investment Adviser registered under section 203 of the
                Investment Advisers Act of 1940

    (f) ______  Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see section 240.13d-1(b)(1)(ii)(F)

    (g) ______  Parent Holding Company, in accordance with section 240.13d-1(b)
                (ii)(G)(Note: See Item 7)

    (h) ______  Group, in accordance with section 240.13d-1(b)(1)(ii)(H)

ITEM 4.  Ownership.

    (a) Amount Beneficially Owned:
        At December 31, 1998, Renaissance Capital Growth & Income Fund III, Inc. owned $800,000 in 12% Convertible Debentures due February, 2006, convertible at $2.50 per share, and 400,000 shares of common stock.
        On April 7, 1999, Renaissance Capital Growth & Income Fund III, Inc. purchased 80,000 shares of the Company's common stock giving the Filer 800,000 shares of the Company's common stock on a fully converted basis. The Debentures are convertible within sixty days.

    (b) Percent of Class   9.13%

    (c) Number of shares as to which such person has:

       (i) sole power to vote or to direct the vote:  800,000 shares
      (ii) shared power to vote or to direct the vote:   None
     (iii) sole power to dispose or to direct the disposition of: 800,000 shares
      (iv) shared power to dispose or to direct the disposition of:   None

ITEM 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

ITEM 6.  Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

     Not applicable.

ITEM 8.  Identification and Classification of Members of the Group.

     Not applicable.

ITEM 9.  Notice of Dissolution of Group.

     Not applicable.

ITEM 10. Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                            SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                                                /S/
Date: April 20, 1999      ____________________________________________________
                                              Signature
                                Russell Cleveland, President and CEO
                          Renaissance Capital Growth and Income Fund III, Inc.
                          ____________________________________________________
                                          Name and Title